Kelda Group plc
Western House
Halifax Road
Bradford BD6 2SZ
Tel +44 (0)1274 600111
Fax +44 (0)1274 608608
www.keldagroup.com

KeldaGroup

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 27 2007
WASH. D.C.
186

Securities and Exchange Commission
450 Fifth Street N.W.
Washington
D.C.20549
U.S.A.

07028526

Our Ref: LB/CS/24/3

SUPPL

Your Ref: 82-2782

22 November 2007

Dear Sirs

RE: Stock Exchange Announcement(s)

Please find enclosed copies of a stock exchange announcement issued on behalf of Kelda Group plc as follows:

- Share Price Movement

These documents are being made pursuant to Rule 12g3 – 2 (b), please note the file number for your reference 82-2782.

PROCESSED
DEC 12 2007
FINANCIAL

Yours faithfully

L. Bryenton

Lesley Bryenton
Shareholder Relations Officer

Encl.

Company	Kelda Group PLC
TIDM	KEL
Headline	Re share price movement
Released	15:12 22-Nov-07
Number	3235I

Kelda Group plc

Statement regarding share price movement

The Board of Kelda Group plc ("Kelda") notes the movement in its share price and confirms that it has received an approach from a consortium comprising Citigroup Alternative Investments LLC (acting through one of its units, Citi Infrastructure Investors) ("CII"), GIC Special Investments Pte Ltd ("GICSI"), Infracapital Partners LP ("Infracapital") and HSBC Bank plc ("HSBC") (together, the "Consortium"). The Consortium has indicated that Kelda shareholders would receive in aggregate 1100.65 pence per Kelda ordinary share, comprising a cash offer and the right to retain any proposed interim dividend in respect of the period to 30 September 2007.

This announcement is made with the approval of the Consortium but there can be no certainty that an offer will be made.

Kelda has retained Greenhill & Co. International LLP ("Greenhill") and Merrill Lynch International ("Merrill Lynch") as joint financial advisers in relation to the possible offer. JPMorgan Cazenove Limited ("JPMorgan Cazenove") is acting as corporate broker and is also providing financial advice to Kelda.

A further announcement will be made in due course.

Greenhill, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Kelda and no one else in connection with the possible offer and will not be responsible to anyone other than Kelda for providing the protections afforded to clients of Greenhill nor for providing advice in relation to the possible offer.

Merrill Lynch, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Kelda and no one else in connection with the possible offer and will not be responsible to anyone other than Kelda for providing the protections afforded to clients of Merrill Lynch nor for providing advice in relation to the possible offer.

JPMorgan Cazenove, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Kelda and no one else in connection with the possible offer and will not be responsible to anyone other than Kelda for providing the protections afforded to clients of JPMorgan Cazenove nor for providing advice in relation to the possible offer.

Dealing disclosure requirements

Under the provisions of Rule 8.3 of the Takeover Code (the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of Kelda, all "dealings" in any "relevant securities" of Kelda (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the

London business day following the date of the relevant transaction. This requirement will continue until the date on which any offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Kelda, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of Kelda by any potential offeror or Kelda, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

END

Close

END